UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 02, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

press release

Paris, March 2, 2017

Not for distribution in the United States of America

Orange issues a 6.5-year 0.75% EUR 750 million bond and a 10.5-year 1.50% EUR 500 million bond

Orange has agreed to sell EUR 750 million of notes due September 2023 with a coupon of 0.75 % and EUR 500 million of notes due September 2027 with a coupon of 1.50%.

Currency	Format	Term	Notional	Coupon	Re-offer spread
EUR	Fixed rate	2023	750 million	0.75%	m/s + 50 bps
EUR	Fixed rate	2027	500 million	1.50%	m/s + 78 bps

About Orange

Orange is one of the world s leading telecommunications operators with sales of 40,9 billion euros in 2016 and 155,000 employees worldwide at 31 December 2016, including 96,000 employees in France. Present in 29 countries, the Group has a total customer base of 263 million customers worldwide at 31 December 2016, including 202 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan Essentials2020 which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Olivier Emberger; olivier.emberger@orange.com

Tom Wright; tom.wright@orange.com

CAUTION: NOT FOR DISTRIBUTION IN THE UNITED STATES

This press release, of a purely informative nature, is not and cannot in any way be construed as an offering to sell any securities, or as a solicitation of any offer to buy securities, in any jurisdiction, including the United States, Japan, Australia, Canada and the United Kingdom. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933, as modified. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of these securities has been or will be made in the United States or elsewhere.

ORANGE

Date: March 02, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations